October 11, 2013

Robert Errett, Esq. Special Counsel Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, DC 20549

Re:	Cantor Commercial Real Estate Lending, L.P.
Form ABS-15G for the Reporting Period of April 1, 2012 to June 30, 2012
Filed September 24, 2012
File No. 025-01219

 Dear Mr. Errett:

We are counsel to Cantor Commercial Real Estate Lending, L.P. (“Cantor Commercial”).  We have reviewed your letter to Deutsche Mortgage & Asset Receiving Corporation, dated September 16, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to, among other filings, Form ABS-15G of Cantor Commercial Real Estate Lending, L.P., filed on July 30, 2013.  We have discussed the comments indicated in the Comment Letter with the Staff and with various representatives of Cantor Commercial and Cantor Commercial’s response is set forth below.

For your convenience, the comment from the Comment Letter is repeated in italics below, followed by Cantor Commercial’s response.

Form ABS-15G of Cantor Commercial Real Estate Lending, L.P.

We note the revisions that Cantor Commercial Real Estate Lending, L.P. (“Cantor Commercial”) made to its most recent Form ABS-15G filed on July 30, 2013. We note, however, that Cantor Commercial did not provide an affirmative

Patrick T. Quinn    Tel +1 212 504 6067    Fax + 1 212 504 6666    pat.quinn@cwt.com

Robert Errett
October 11, 2013

statement that the Form ABS-15G contains all required information. Please file, as previously requested, an amended Form ABS-15G with the requested affirmative statement.

Cantor Commercial wishes to confirm to you that its recent filing on Form ABS-15G included all information in its possession or in the possession of any affiliate that is required to have been reported under Rule 15Ga-1 and Form ABS-15G.

Cantor Commercial wishes to further advise you that it tracks all activity related to repurchase requests, asset repurchases, asset replacement and the initiation of disputes regarding repurchase requests or rejection or withdrawal of repurchase requests involving Cantor Commercial for purposes of future disclosure and reporting. In addition, all CMBS transactions in which Cantor Commercial has engaged since January 1, 2011 contain contractual obligations on third parties requiring such parties to deliver to Cantor Commercial for the purposes of its reporting and disclosure obligations, any information related to any request or demand, whether oral or written, that a pool asset be repurchased or replaced, whether arising from a material breach or material document defect or other breach of a representation or warranty.

Per conversations with the Staff, we understand that it is not necessary for us to file an amended Form ABS-15G.

Cantor Commercial hopes the Staff will find the above responses responsive to its comments.  If you have questions concerning the foregoing, please contact the undersigned.

Sincerely,

By:	/s/ Patrick T. Quinn
Patrick T. Quinn

cc.           Hughes Bates, Esq.
Jill Weinstein, Esq.